Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL
WILLIAM T. ALLEN	PHILIP MINDLIN
PETER C. CANELLOS	ROBERT M. MORGENTHAU
DAVID M. EINHORN	BERNARD W. NUSSBAUM
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

September 12, 2014

VIA HAND DELIVERY AND EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 Keysight Technologies, Inc.
Amendment No. 5 to Registration Statement on Form 10
Filed August 13, 2014
File No.  001-36334

Dear Mr. Mancuso:

On behalf of our client, Keysight Technologies, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 28, 2014, with respect to the filing referenced above.

This letter and Amendment No. 6 (“Amendment No.6”) to the Registration Statement on Form 10 (File No. 001-36334) (the “Registration Statement”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 6 marked to indicate changes from Amendment No. 5 to the Registration Statement filed on August 13, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6.  All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 6.

Exhibits

1.                                      Please provide the agreement to furnish omitted information as indicated in the last sentence of Regulation S-K Item 601(b)(2).

Response:  The exhibit index page of the Registration Statement has been revised in response to the Staff’s comment.

Exhibit 10.11

2.                                      Please tell us when you will know the information currently omitted from Appendix B.

Response:  Exhibit 10.11 constitutes the form to be used in executing global performance award agreements with the Company’s employees under the Company’s 2014 Equity and Incentive Compensation Plan.  The performance goal/criteria to be set out in Appendix B of the form will be decided in connection with each award reflected in the grant agreement.

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Balance Sheet, page 34

3.                                      We note your response to comment 4.  For each pro forma adjustment presented, please quantify the gross impact on each line item of the pro forma balance sheet or income statement within each footnote, or on the face of the pro forma statements.  For example, please quantify the impact of pro forma adjustment (F) on Agilent net investment.

Response:  The Information Statement has been revised on page 38 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

4.                                      Please tell us whether your revised agreements with Agilent as filed as exhibits to this registration statement or otherwise will cause your expenses to differ materially from the historic expenses that you have disclosed in this section.

Response:  Agilent currently provides certain corporate services to the Company, and costs associated with these functions have been allocated to the Company, including costs related to information technology, accounting and legal services, real estate and facilities, corporate advertising, insurance services, treasury and other corporate and infrastructure services. In addition, other costs allocated to the Company include restructuring costs, share-based compensation expense and retirement plan expenses related to Agilent’s corporate and shared services employees. Following completion of the distribution, the Company expects Agilent to continue to provide some of these services related to these functions on a transitional basis for a fee, which will be partially offset by other income from services provided by the Company to Agilent.  These services will be received or provided under the transition services agreement described in the section entitled “Certain Relationships and Related Person Transactions of the Information Statement.”  The Company does not expect the net costs associated with the transition services agreement to be materially different than the historical costs that have been allocated to the Company related to these same services.

The Company also expects to incur other incremental costs as an independent, publicly traded company as compared to the costs historically allocated to the Company by Agilent. These incremental costs are estimated to be $10 million to $15 million on an annual pre-tax basis.

Of the total cost allocated from Agilent to date, $53 million was allocated for non-recurring transaction and pre-separation costs, of which $51 million was recognized in the nine months ended July 31, 2014.  The Company expects to recognize additional non-recurring transaction and separation costs, which are currently estimated to range from $51 million to $65 million, of which $26 million to $30 million is expected to be recognized in the fourth quarter of fiscal year 2014. These costs are expected to include, among other things, branding, legal, accounting and other advisory fees and other costs to separate and transition from Agilent.

The Information Statement has been revised on page 41 in response to the Staff’s comment.

Collaboration Agreement, page 123

5.                                      We note your response to prior comment 6.  Please revise your disclosure to clarify whether you are transferring design and manufacturing capability or services.  If services, please clarify the nature of the services.

Response:  The Information Statement has been revised on page 125 in response to the Staff’s comment.

Description of Keysight’s Capital Stock, page 136

6.                                      Please provide us your analysis of whether exhibit 3.1 or 3.2 provides your post-spinoff security holders rights that differ materially from the rights they currently have as Agilent security holders.  See Schedule 14A Item 14(b)(4).

Response:  The Company’s amended and restated certificate of incorporation and bylaws are largely based on Agilent’s existing organizational documents.  The Company believes that the updates to certain provisions of these documents fall within a range of approaches that is current and customary for a publicly traded company incorporated in the State of Delaware.  The Company does not believe that the changes are likely to influence a shareholder’s investment decision with respect to shares of the Company’s common stock or that the changes differ materially from the rights of existing Agilent shareholders.  For the Staff’s reference, the main changes to these documents are summarized below:

•                  the Company’s amended and restated bylaws will require shareholders to provide additional information in connection with the making of shareholder proposals and director nominations, as compared to Agilent’s bylaws, and will impose minimum qualifications on shareholders making such proposals and nominations.  Additionally, shareholder nominees for the board of directors will be required to submit a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made, as well as a written representation and agreement with respect to, among other things, certain voting commitments, undisclosed compensation in connection with service as a director and compliance with publicly disclosed Company policies and guidelines;

•                  the Company’s amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the state courts located within the State of Delaware or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or its shareholders, any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine;

•                  the Company’s amended and restated certificate of incorporation will require the approval of eighty percent (80%) of the outstanding shares of common stock to amend certain additional provisions of the certificate of incorporation, as compared to Agilent’s current certificate of incorporation, namely the provisions relating to the calling of special meetings, the ability of the board of directors to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, the exclusive forum provision described above and amendments of the certificate of incorporation; and

•                  the Company’s amended and restated bylaws will require the approval of eighty percent (80%) of the outstanding shares of common stock to amend certain additional provisions of the bylaws, as compared to Agilent’s current bylaws, namely the provisions relating to director and officer indemnification and amendments of the bylaws.

Removal of Directors, page 138

7.                                      Please disclose the vote required for removal per Article VI section 4 of exhibit 3.1.

Response:  The Information Statement has been revised on page 140 in response to the Staff’s comment.

*                                         *                                         *                                         *                                         *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 6, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1349 or by email at rsnarayan@wlrk.com.

Sincerely,

/s/ Raaj Narayan

Raaj Narayan

Enclosures

cc (via e-mail):

Stephen Williams

General Counsel and Secretary, Keysight Technologies, Inc.